SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Q2 Results: Merger Increases Profitability dated August 14, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q2 Results: Merger Increases Profitability

Tuesday August 14, 2:18 am ET

Highest-Ever Non-GAAP Adjusted Operating Income, Net Income & Adjusted
EBITDA (1)

PETACH TIKVA, Israel, August 14 /PRNewswire-FirstCall/ -- Internet Gold, (NASDAQ: IGLD ; TASE: IGLD) today reported its financial results for the second quarter and six months ended June 30, 2007.

    Major Events of the Second Quarter

    - Rising profitability due to synergies of merger with 012 Golden Lines
    - Continued ARPU stability in a consolidated marketplace
    - Launch of VOB services and entry into $1B domestic telephony market

- Highest-Ever Non-GAAP Adjusted Operating Income of NIS 42M and adjusted EBITDA of NIS 65M.

- Continued growth in e-Advertising activity

- Transition process of P1000 e-Commerce site to new Commerce Server platform and weakness of the dollar together reduced revenues by approximately NIS 6M

Results for the Second Quarter

Revenues for the second quarter of 2007 were NIS 296.3 million (US $69.7 million), an increase of 209% compared with NIS 95.8 million for the second quarter of 2006. On a pro-forma basis, this represented an increase of 12% compared with the second quarter of 2006.

Note: pro-forma results are provided to assist the reader in comparing Internet Gold's 2007 results, which include the full contribution of its merger with 012 Golden Lines, with 2006 results, which were before the merger. Pro-forma results combine 012 Golden Lines' results for the second quarter of 2006 with Internet Gold's results for the same period.

Revenues for the quarter were impacted by two factors: the temporary intermediate closures of the Company's P1000 e-Commerce site during its platform upgrade, resulting in lost revenues of approximately NIS 2.5 million; and the weakness of the dollar compared with the shekel during April and May, which reduced revenues as expressed in shekels by approximately NIS 3.5 million.

Operating income for the quarter increased by 163% to a record NIS 30.3 million (US $7.1 million) compared with NIS 11.5 million for the second quarter of 2006. Operating margin for the period on a GAAP basis was 10%, while on a non-GAAP basis it was 14%, and reached NIS 42 million. The difference between GAAP and non-GAAP operating income relates amortization of NIS 10.3 million (US $2.4 million) with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses of NIS 1.5 million (US$ 0.35 million), relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Net income for the second quarter of 2007 increased by 233% to a record NIS 22.5 million (US $5.3 million), or NIS 1.06 (US$ 0.25) per share, compared with NIS
6.8 million, or NIS 0.37 per share, for the second quarter of 2006. Impacting net income were non-recurring operating expenses of NIS 1.5 million (US$ 0.35 million), relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines. In addition, net income also includes an income tax benefit of NIS 6.5 million (US $1.5 million), which is primarily attributable to the tax benefit associated with Smile.Communications' tax loss carry forward.

Adjusted EBITDA (1) for the quarter reached NIS 65 million (US $15.3 million), an increase of 19% compared with the second quarter of 2006 adjusted pro-forma EBITDA (1).

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are pleased to report that the progress on our merger plan continues to be on-track, and we are now entering its final stage. The synergies that we have achieved to date have already increased our profitability to a record level; however, we expect to realize the full effect of the merger's synergies towards early 2008. As we move beyond the merger, our focus will be to continue building our share of our growing communications and media markets."

Overview of the Company's Activities By Subsidiary

012 Smile.Communications Ltd.: Revenues for the second quarter of 2007 increased by 250% compared with Q2 2006, reaching NIS 277.3 million (US $65.3 million). However, revenues were negatively impacted by the weakness of the dollar as compared to the shekel during April and May, which reduced the subsidiary's sales as expressed in shekel terms by approximately NIS 3.5 million. Non-GAAP adjusted operating income for the second quarter reached NIS 40.3 million (US $9.5 million) and adjusted EBITDA reached NIS 62 million (US $14.6 million).

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "We are pleased to report another solid quarter marked by record profits, rising profitability and a stronger-than-ever platform for our future growth. The merger has taken our revenues and profitability to a new level, while also leveraging our launch of local telephony - VOB (Voice Over Broadband). This has positioned us as a growth-oriented communications group that is well-positioned to identify, lead and benefit from long-term market trends, particularly the stabilization of ARPUs (Average Revenues Per User) and the steady growth of data and voice service outlays. The goal of our work plan is to take full advantage of each of these innovative services to drive significant future growth."

ISP (Internet Access Services): the Company continues to benefit from the consolidated market's stable ARPUs and a steadily rising broadband customer base.

- VOB (Voice Over Broadband Domestic Telephony Services): during the quarter, the Company became the first ISP to launch domestic VOB services. As a result of a legal claim made by one of its competitors against the Ministry of Communications, after the end of the quarter, on July 8, 2007, the Company was ordered by the Supreme Court to temporarily discontinue its mass-media advertising campaigns for its VOB service until a final ruling is made. As such, the Company is now limited its VOB marketing to its existing customer base through direct channels. The company is on track with its original VOB work plan in regards to number of new subscribers acquired

- ILD (International Long Distance Services): the merger of 012 Golden Lines and Smile.Communications has enabled the consolidation of 012- and 015-branded services, contributing significantly to the Company's profitability.

Smile.Media Ltd.: Revenues for the second quarter of 2007 were NIS 19.6 million (US $4.6 million) reflecting the temporary and intermittent closures of the Company's P1000 e-Commerce site that occurred during its platform upgrade, resulting in lost revenues of approximately NIS 2.5 million. Operating margin for the period was 15%, while EBITDA (1) margin was 21%.

Mr. Holtzman concluded, "We continue to benefit from a significant ramp-up of Internet media budgets, a trend which we believe has the power to become a significant driver of our growth over the long-term. We believe the strong and diversified portfolio of Internet properties that we have built over the past few years is positioning us to take full advantage of the online advertising market's accelerating momentum."

Internet Gold - Golden Lines Ltd.: In addition to the activities of Smile.Communications and Smile.Media, the Company incurred operating expenses of approximately NIS 1.2 million (US 0.3 million) for the quarter. These expenses were primarily for the development of new joint ventures, and for activities related to the Company's listing on public securities exchanges, including expenses such as: Investor Relations, Sarbanes Oxley compliance, insurance and legal expenses.

Results for the First Half

Revenues for the first half of 2007 were NIS 592.6 million (US$ 139.5 million), an increase of 214% compared with NIS 188.7 million recorded in the first half of 2006. On a pro-forma basis, this represented an increase of 14%.

Operating income for the first half of 2007 increased by 199% to a record NIS
63.4 million (US $14.9 million) compared with NIS 21.2 million for the first half of 2006. Operating margin for the period on a GAAP basis was 11%, while on a non-GAAP basis it was 14%, and reached NIS 81.3 million. The difference between GAAP and non-GAAP operating income relates amortization of NIS 16 million (US $3.8 million) with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses of NIS 1.9 million (US$ 0.45 million), relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Net income for the first half of 2007 increased by 206% to a record NIS 41 million (US $9.6 million), or NIS 2 (US$ 0.47) per share, compared with NIS 13.4 million, or NIS 0.73 per share, for the first half of 2006. Impacting net income were non-recurring operating expenses of NIS 1.9 million (US$ 0.45 million), relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines. In addition, Net income also includes net income tax incurred during the first half of NIS 3 million (US $0.7 million) including the tax benefit associated with Smile.Communications' tax loss carry forward.

Increase in Number of IGLD Shares Outstanding:

In April 2005, Internet Gold completed an offering in Israel of NIS 220 million of convertible bonds that were scheduled to be repaid during the period April 2008 through April 2015 and warrants to purchase 2.5 million ordinary shares that are exercisable until October 15, 2007. The bonds are convertible into ordinary shares at a conversion price of NIS 40 ($9.41) per share until March 2008, at which time the conversion price will increase to NIS 50 ($11.80). The exercise price of the warrants is currently NIS 41.5 ($9.80), which price is linked to Israeli Consumer Price Index. Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their bonds and exercise the warrants. As at June 30, 2007, bond and warrant holders had converted NIS 93.5 million ($22.0 million) of the bonds into 2,338,415 ordinary shares and exercised 1,095,009 warrants. Subsequent to Jun 30, 2007 and through August 5, 2007, bond holders had converted an additional NIS 10.1 million ($2.4 million) of the bonds into 252,026 ordinary shares and warrants to purchase an additional 62,248 ordinary shares had been exercised, with the Company receiving NIS 2.6 million ($0.6 million) in proceeds from the exercise of the warrants.

Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Purchase Price Allocation

Final determination of the purchase price allocation of certain intangible assets acquired as part of the acquisition of 012 Golden Lines is not yet complete, and is subject to revision. Any revisions made to the current calculation will change the amount of the purchase price allocable to goodwill.

We are still evaluating the amortization method to be utilized with regard to the intangible assets acquired. In the interim, the Company recorded NIS 16 million (US $3.8 million) in amortization costs in the first half of year 2007, reflecting a conservative amortization according to the economic benefit expected from those intangible assets.

(1) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

We define non-GAAP adjusted EBIT (earnings before interest and taxes) as net income before interest and taxes net amortization with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of June 30, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2007 (NIS 4.2490 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    Consolidated Balance Sheets
                                                               Convenience
                                                               translation
                                                                      into
                                                                US Dollars
                                                                       NIS
                                                                4.249=US$1
                               June 30    June 30 December 31      June 30
                                  2007       2006        2006         2007
                           (Unaudited) (Unaudited)  (Audited)   (Unaudited)
                                  New Israeli Shekels                  US$
                             thousands       - in                thousands

    Current assets
    Cash and cash
    equivalents                 96,477    257,512     320,479       22,706
    Short-term investment          418      1,264         883           98
    Trade receivables, net     244,016     76,786     220,734       57,429
    Other receivables           31,813     15,867      26,489        7,487
    Deferred taxes               2,199        742       2,393          518

    Total current assets       374,923    352,171     570,978       88,238

    Long-term trade
    receivables                  1,800          -       2,951          424
    Investments in investee
    companies                      579        406         552          136
    Deferred taxes                 192        148         157           45

                                 2,571        554       3,660          605

    Property and equipment,
    net                        161,254     35,855     159,692       37,951

    Goodwill, other assets
    and deferred
    charges                    945,187    110,021     949,267      222,449

    Total assets             1,483,935    498,601   1,683,597      349,243

 Internet Gold - Golden Lines Ltd.
    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                   US Dollars
                                                                          NIS
                                                                   4.249=US$1
                                  June 30     June 30 December 31     June 30
                                     2007        2006        2006        2007
                              (Unaudited) (Unaudited)   (Audited)  (Unaudited)
                                     New Israeli Shekels                  US$
                                thousands       - in                thousands

    Liabilities and other
    obligations
    Short-term bank loans         189,949     13,067     372,039       44,704
    Accounts payable              229,725     55,841     204,641       54,066
    Other payables                 60,911     22,262     630,845       14,335
    Current maturities from
    convertible
    debentures                     16,278                      -        3,831
    Debentures                    433,115          -           -      101,933
    Convertible debentures        102,382    206,969     198,998       24,096
    Long-term loans and other
    long-term
    obligations                    51,452     22,236      20,386       12,109
    Liability for termination
    of employer-
    employee relations, net        13,987      7,229      14,844        3,292
    Deferred taxes                 26,529          -      51,512        6,244

    Total liabilities           1,124,328    327,604   1,493,265      264,610

    Minority interest                   -          -          89            -

    Shareholders' equity          359,607    170,997     190,243       84,633

    Total liabilities and
    shareholders' equity        1,483,935    498,601   1,683,597      349,243

    Internet Gold - Golden Lines Ltd.

    Consolidated Statements of Operations

                       Six-month period ended   Three-month period ended
                             June 30                        June 30
                          2007         2006        2007        2006
                      (Unaudited)  (Unaudited) (Unaudited) (Unaudited)
                          NIS thousands (except per share data)

    Revenues           592,562     188,694      296,310      95,849

    Costs and
    expenses:
    Cost of revenues   406,612     114,023       202,501     56,921
    Selling and
    marketing
    expenses            88,415      36,837        45,624     19,052
    General and
    administrative
    expenses            32,229      16,623        16,446      8,329
    Non - recurring
    expenses             1,905           -         1,445          -

    Total costs and
    expenses           529,161     167,483       266,016     84,302

    Income from
    operations          63,401      21,211        30,294     11,547

    Financing
    expenses, net       25,425       6,814        14,273      4,255
    Other income, net        -         (33)            -        (10)

    Net income after
    financing expenses  37,976      14,430        16,021      7,302
    Tax expenses
    (benefit)           (2,981)        803        (6,501)       205

    Income after tax    40,957      13,627        22,522      7,097
    Company's share in
    net
    loss of
    unconsolidated
    investee                 1         240             -        240
    Minority interest
    in
    operations of
    consolidated
    subsidiaries           (26)          -            18         95

    Net income          40,982      13,387        22,504      6,762


    Earnings per share
    -basic
    Net income per
    share                  2.0        0.73          1.06       0.37
    Weighted average
    number
    of shares used in
    the
    calculation (in
    thousands)          20,463      18,432        21,178     18,432

    Earnings per share
    -
    diluted
    Net income per
    share                 1.92        0.73          1.06       0.37
    Weighted average
    number
    of shares used in
    the
    calculation (in
    thousands)          24,064      18,432        24,765     18,432



                               Convenience
                               translation
                                      into
                                US Dollars
                                       NIS
                                4.249=US$1
                                 Six month
                    Year ended      period
                                     ended
                   December 31     June 30
                          2006        2007
                     (Audited) (Unaudited)
                                       US$
                                 thousands

    Revenues           408,359     139,459

    Costs and
    expenses:
    Cost of revenues   252,413      95,696
    Selling and
    marketing
    expenses            75,576      20,808
    General and
    administrative      33,957       7,585
    expenses
    Non - recurring     12,813         448
    expenses

    Total costs and    374,759     124,537
    expenses

    Income from         33,600      14,922
    operations

    Financing            5,615       5,984
    expenses, net
    Other income, net        -           -

    Net income after
    financing expenses  27,985       8,938
    Tax expenses         1,286        (702)
    (benefit)

    Income after tax    26,699       9,640
    Company's share in
    net
    loss of
    unconsolidated
    investee               334           -
    Minority interest
    in
    operations of
    consolidated
    subsidiaries            34          (6)

    Net income          26,331       9,646



    Earnings per share
    -basic
    Net income per        1.43        0.47
    share
    Weighted average
    number
    of shares used in
    the
    calculation (in     18,438      20,463
    thousands)

    Earnings per share
    -
    diluted
    Net income per        1.43        0.45
    share
    Weighted average
    number
    of shares used in
    the
    calculation (in     18,438      24,064
    thousands)




    Internet Gold - Golden Lines Ltd.
    Reconciliation Table Of Non-Gaap Measures
    (NIS In thousands)

                               Six Months Period       Three Months
                                  Ended June 30,   Period Ended June 30,
                                   2007     2006      2007     2006
                                    (Unaudited)        (Unaudited)

    GAAP operating income        63,401   21,211    30,294   11,547

    Adjustments
    Amortization of acquired
    intangible assets            15,969             10,264
    Non-recurring expenses        1,905        -     1,445        -

    Non-GAAP adjusted
    operating income             81,275   21,211    42,003   11,547

    GAAP tax expenses
    (benefit), net               (2,981)     803    (6,501)     205

    Adjustments
    Amortization of acquired
    intangible assets
    Included In tax expenses,
    net                           4,631        -     2,976        -

    Non-GAAP tax expenses
    (benefit), net                1,650      803    (3,525)     205

    Net Income As Reported       40,982   13,387    22,504    6,762

    Minority Interest In
    Operations Of
    Consolidated Subsidiaries       (26)       -        18       95
    Company's Share In Net
    Income (Loss) Of
    Investees                         1      240         -      240
    Taxes On Income              (2,981)     803    (6,501)     205
    Other income, net                        (33)        -      (10)
    Non-recurring Expenses        1,905        -     1,445        -
    Financial Expenses           25,425    6,814    14,273    4,255
    Depreciation & Amortization  62,756   12,727    33,250    6,300

    Adjusted EBITDA             128,062   33,938    64,989   17,847



    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com
    Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il
    Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il
    Tel: +972-3-939-9848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: August 14, 2007